Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of May 9, 2023, should be read in conjunction with the unaudited condensed interim consolidated financial statements of TF Precious Metals as at and for the three months ended March 31, 2023 (the “Interim Financial Statements”), which have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the IASB. The unaudited condensed consolidated interim financial statements have been prepared on a basis consistent with the audited consolidated financial statements of TF Precious Metals as at December 31, 2022 and for the years ended December 31, 2022 and 2021 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s most recent annual information form (“AIF”) available from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’ in this MD&A.

Changes in Presentation of Non-IFRS Financial Performance Measures

We use certain non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the “Non-IFRS Financial Performance Measures” section of this MD&A. The non-IFRS financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This quarter, we made changes to the following non-IFRS performance measure:

Adjusted EBITDA

We have adjusted our Adjusted EBITDA to remove the effect of non-cash cost of sales related to prepaid gold interests. This adjustment will result in a more meaningful measure of Adjusted EBITDA for investors and analysts to assess our current operating performance and to predict future operating results.

Table of Contents

Company Overview	3

Market Overview	3

Financial and Operating Highlights	5

Recent Quarterly Performance	6

2023 Guidance	7

Sustainability Initiatives	7

Portfolio of Streaming and Related Interests and Royalty Interests	8

Key Developments	11

Operating Assets – Performance	11

Financial Assets	14

Financial Condition and Shareholders’ Equity Review	15

Results of Operations Review	16

Liquidity and Capital Resources	19

Quarterly Information	20

Commitments and Contingencies	21

Risk and Risk Management	23

Internal Controls over Financial Reporting	24

IFRS Critical Accounting Policies and Accounting Estimates	25

Non-IFRS Financial Performance Measures	26

Public Securities Filings and Regulatory Announcements	29

Forward-Looking Information	29

Cautionary Statement to U.S. Investors	30

Technical and Third-Party Information	31

Company Overview

Triple Flag is a gold-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing, while offering value beyond capital as partners via our networks, capabilities and sustainability support.

From our inception in 2016 to our position now as an emerging senior streaming and royalty company, we have invested in and systematically developed a long-life, low-cost, high-quality diversified portfolio of streams and royalties providing exposure primarily to gold and silver.

With the completion of the acquisition of Maverix Metals Inc. (“Maverix”) on January 19, 2023, we have invested in excess of $2.3 billion of capital and our portfolio is comprised of 229 assets, consisting of 15 streams and 214 royalties. These investments are tied to mining assets at various stages of the mine life cycle.

Asset Count
Producing	29
Development & Exploration	200
Total	229

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and quality of our portfolio of precious metal streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners while creating a high-quality, gold-focused portfolio of streams and royalties for our investors. We focus on ‘‘per share’’ metrics with the objective that accretive new investments are pursued with careful management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

Market Overview

The market prices of gold and silver are primary, uncontrollable drivers of our profitability and ability to generate free cash flow.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended March 31
Average Metal Prices/Exchange Rates	2023	2022
Gold (US$/oz)[1]	1,890	1,877
Silver (US$/oz)[2]	22.55	24.01
Exchange rate (US$/C$)[3]	1.3525	1.2662

1.	Based on the London Bullion Market Association (“LBMA”) PM fix.

2.	Based on the LBMA fix.

3.	Based on the Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar; the sale or purchase of gold by central banks and financial institutions, interest rates, inflation or deflation, global and regional supply and demand and global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and royalty portfolio.

During the three months ended March 31, 2023, the gold price ranged from $1,811 to $1,994 per ounce, averaging $1,890 per ounce for the period, a 1% increase from the same period in the prior year. As at March 31, 2023, the gold price was $1,980 per ounce (based on the LBMA PM fix). The average gold price increased during the first quarter of 2023 compared to the prior quarter. The gold price traded near all-time highs during the quarter amidst a backdrop of central bank buying, lower yields, a weaker dollar and safe-haven buying as regional bank failures in the United States caused a flee to gold as a safe haven asset. Also during the quarter, global gold ETFs, led by European funds, saw net inflows in March, putting a stop to their nine-month losing streak. However, March inflows were not enough to reverse negative flows in January and February, resulting in a net outflow during the first quarter of 2023.

Silver

The market price of silver is also subject to volatile price movements. Silver, often considered a proxy for gold with a high level of correlation to the metal, is predominantly used in industrial applications and silver demand is also correlated to the Industrial Index. A rebound of manufacturing activity is expected to have a positive effect on silver as silver has many uses. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended March 31, 2023, the silver price ranged from $20.09 to $24.44 per ounce, averaging $22.55 per ounce for the period, a 6% decrease from the same period in the prior year. As at March 31, 2023, the silver price was $23.89 per ounce (based on the LBMA fix). Similar to gold, silver was influenced by safe-haven buying, exchange traded fund flows and fluctuating institutional and retail investor demand.

Currency Exchange Rates

We are subject to minimal currency fluctuations as all our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at March 31, 2023, there were no hedging programs in place for non-U.S. dollar expenses.

Financial and Operating Highlights

Three months ended March 31, 2023 compared to three months ended March 31, 2022

	Three months ended March 31
($ thousands except GEOs, per share metrics and asset margin)	2023	2022
IFRS measures:
Revenue	$50,269	$37,755
Gross Profit	22,874	21,544
Depletion	15,928	13,179
General administration costs	5,830	4,075
Net Earnings	16,534	15,889
Net Earnings per Share – basic and diluted	0.09	0.10
Operating Cash Flow	38,870	26,359
Operating Cash Flow per Share	0.20	0.17

Non-IFRS measures[1]:
GEOs	26,599	20,113
Adjusted Net Earnings	13,516	15,471
Adjusted Net Earnings per Share	0.07	0.10
Adjusted EBITDA	37,090	30,457
Free Cash Flow	38,870	26,359
Asset Margin	88%	92%

1.	GEOs, adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above and in the following discussion are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Recent Quarterly Performance

Revenue ($M)
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$-
$37.8
$36.5
$33.8
$43.9
$50.3
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023

Operating Cash Flow ($M)
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$-
$26.4
$29.9
$25.4
$36.7
$38.9
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023

Net Earnings ($M)
$20.0
$15.0
$10.0
$5.0
$-
$15.9
$10.9
$12.8
$15.5
$16.5
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023

GEOs[1]
30,000
25,000
20,000
15,000
10,000
5,000
-
20,113
19,507
19,523
25,428
26,599
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023

Adjusted EBITDA[1] ($M)
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$-
$30.5
$28.1
$26.1
$33.8
$37.1
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023

Adjusted Net Earnings[1] ($M)
$20.0
$15.0
$10.0
$5.0
$-
$15.5
$14.9
$13.3
$17.4
$13.5
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023

1GEOs, adjusted EBITDA and adjusted net earnings as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

2023 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

The following table provides our full year 2023 guidance, which is unchanged from our 2023 guidance included in our annual MD&A:

2023 Guidance
GEOs[1]	100,000 to 115,000
Depletion	$65 million to $71 million
General administration costs	$21 million to $22 million comprising: Cash: $16 million to $17 million Non-Cash: ~$5 million
Australian Cash Tax Rate[2]	~25%

1.	GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

2.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests.

Our 2023 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of properties on which we have stream and royalty interests and which we believe to be reliable. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing Mineral Reserves and the operator’s publicly disclosed guidance on future production, the conversion of Mineral Resources to Mineral Reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries to factor in the potential for timing differences risking the attainment of public guidance ranges. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2023 will be in the ranges set forth above. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected and our share price may decline.

Sustainability Initiatives

We believe strong performance in the field of sustainability is critical to the long-term success of our organization, the mining industry and host communities. Investing in the pursuit of sensible best practices is simply good business for a long-term focused organization such as Triple Flag, as we can help enhance our mining partners’ privilege to operate and assist their efforts for decarbonization as a capital provider, while maintaining the carbon neutral status of our attributable production associated with our investing activities for our investors. We believe that strong Environmental, Social and Governance (“ESG”) performance helps ensure that: the mines and projects we invest in are developed and operated responsibly to protect worker health and safety as well as the environment; social impacts are identified, managed and mitigated; human rights are respected; and benefits accrue to local communities and a broad range of stakeholders.

We do not invest in oil and gas or coal. For investments in the non-core portion of our portfolio that is not comprised of precious metals, we prioritize copper, nickel and related metals that will create the electrification infrastructure needed for the green economy of our future. When conducting due diligence, we engage with experienced ESG practitioners who complement our considerable team experience and capabilities in this area, and who understand and can apply sound judgment about the potential materiality of short- and long-term risks so that we can avoid investing in projects that adversely impact the environment and local stakeholders. We aim to achieve net zero emissions by 2050 and are actively exploring pathways to achieve this target.

Sustainalytics

In the fourth quarter of 2022, we engaged Sustainalytics (a Morningstar company) to complete a review and ranking of Triple Flag’s ESG initiatives, resulting in a 4th percentile finish (4th of 114) across the global precious metals industry and 2nd in our sub-industry of precious metals mining with an absolute risk rating of 9.2 (negligible risk). In the first quarter of 2023, we were awarded two supplemental Top Badges for both Region and Industry. Sustainalytics is a global leader in the fields of responsible investing and sustainable finance. Supported by a robust materiality framework, Sustainalytics’ ESG Risk Ratings provide a quantitative and absolute measure of unmanaged ESG Risk. The Sustainalytics ESG Risk Rating Methodology takes into consideration a robust multitude of factors, creating a simple and easy to understand “single currency” that can be used to compare companies across all covered subindustries.

Cerro Lindo (Peru) Severe Rain Relief

In March 2023, Peru suffered severe rains that impacted operations at Cerro Lindo and the surrounding communities. Fortunately, all at Cerro Lindo were unharmed, although damage occurred in the underground and surface infrastructure due to mudflows and flooding. When the heavy rains finally abated, the recovery work began. In support of our partners, Triple Flag provided US$50,000 to complement Cerro Lindo’s relief efforts in the nearby communities.

Other Initiatives

We have been accepted into the United Nations Global Compact (“UNGC”) Climate Ambition Accelerator (“CAA”) programme. The CAA aims to scale up credible climate action across companies of all sizes, sectors and regions, enabling them to deliver on meaningful commitments to reduce emissions at scale. The CAA builds on the UNGCs work to develop and promote the Science Based Targets initiative and its net-zero standards.

Throughout the first quarter, Triple Flag team members have participated in various wellness, diversity and inclusion initiatives, including interactive training sessions on diversity topics and a meeting of the women of the Triple Flag Employee Resource Group (“ERG”) including women from our Board of Directors.

Portfolio of Streaming and Related Interests and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Three months ended March 31, 2023 compared to three months ended March 31, 2022

	Three months ended March 31
Revenue ($000s)	2023	2022
Streaming and Related Interests
Cerro Lindo	$13,975	$12,353
ATO	6,110	770
Northparkes	5,189	6,870
Moss	2,993	-
RBPlat	2,874	4,232
Buriticá	2,793	2,510
Auramet	2,460	-
Renard	2,135	2,343
Other[1]	2,744	473
	$41,273	$29,551
Royalty Interests
Beta Hunt	$1,835	$-
Fosterville	1,682	4,070
Young-Davidson	1,186	1,525
Other[2]	4,293	2,609
	$8,996	$8,204
Total	$50,269	$37,755

	Three months ended March 31
Revenue ($000s)	2023	2022
Gold	$26,468	$19,188
Silver	21,517	15,990
Other[3]	2,284	2,577
Total	$50,269	$37,755

1.	Includes revenue from El Mochito, Gunnison, La Colorada and Pumpkin Hollow.
2.	Includes revenue from Dargues, Eagle River, Hemlo, Henty and Stawell and other royalties acquired pursuant to the Maverix acquisition.
3.	Consists of copper and diamonds.

	Three months ended March 31
GEOs (ounces)	2023	2022
Streaming and Related Interests
Cerro Lindo	7,394	6,580
ATO	3,233	410
Northparkes	2,746	3,660
Moss	1,583	-
RBPlat	1,521	2,254
Buriticá	1,478	1,337
Auramet	1,302	-
Renard	1,130	1,248
Other[1]	1,452	252
	21,839	15,741
Royalty Interests
Beta Hunt	971	-
Fosterville	890	2,168
Young-Davidson	627	813
Other[2]	2,272	1,391
	4,760	4,372
Total	26,599	20,113

	Three months ended March 31
GEOs (ounces)	2023	2022
Gold	14,005	10,223
Silver	11,385	8,517
Other[3]	1,209	1,373
Total	26,599	20,113

1.	Includes GEOs from El Mochito, Gunnison, La Colorada and Pumpkin Hollow.

2.	Includes GEOs from Dargues, Eagle River, Hemlo, Henty and Stawell and other royalties acquired pursuant to the Maverix acquisition.

3.	Consists of copper and diamonds.

Key Developments

Since March 31, 2023

On May 9, 2023, Nevada Copper Corp. (“Nevada Copper”) announced a “bought deal” public offering for gross proceeds not less than $35 million (the “Offering”) with subscription commitments from Pala Investments Limited (“Pala”) and Mercuria Energy Holdings (Singapore) Pte. Ltd. (“Mercuria”).

The Offering is being conducted in connection with a larger $115 million financing package announced by Nevada Copper pursuant to a binding financing package agreement dated May 9, 2023, entered with Triple Flag, Pala and Mercuria. Pursuant to the binding financing package agreement, Triple Flag has committed and agreed to:

(i)	fund its portion of a remaining $10 million tranche available under the KfW Facility that was entered into on October 28, 2022 (“Tranche A-2”) (with $1.5 million funded on May 8, 2023);
(ii)	reinvest the net proceeds of up to the first $15 million of metal deliveries to be made to Triple Flag in 2023 and 2024 under the stream agreement dated December 21, 2017, as amended (the “Stream Reinvestment”); and
(iii)	subject to certain approvals, to agree with each of Pala and Mercuria, to expand the existing Tranche A-2 from $25 million to $35 million (the “Expansion”).

Subject to certain approvals, including that of the Toronto Stock Exchange, $5 million (including any accrued interest) that was previously funded under Tranche A-2, is to be repaid to each of Triple Flag, Pala and Mercuria through the issuance of common shares of Nevada Copper.

For the three months ended March 31, 2023

Acquisition of Maverix

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix pursuant to the terms of an arrangement agreement dated November 9, 2022 (the “Agreement”). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration would not exceed 15% of the total consideration and the aggregate share consideration does not exceed 85% of the total consideration. In addition, (i) holders of options to acquire Maverix Shares received fully vested replacement options to acquire Triple Flag Shares; and (ii) the restricted share units (“RSUs”) of Maverix outstanding immediately prior to the effective time of the transaction, whether vested or unvested, were assigned and transferred by the holder to Maverix in exchange for a cash payment and each RSU was immediately cancelled. The outstanding Maverix warrants (the “Maverix Warrants”) (5,000,000 Maverix share warrants outstanding with an exercise price of $3.28 per Maverix Share outstanding as of the closing date) were automatically adjusted in accordance with their terms, such that if and when exercised, Maverix warrant holders would receive a total of 1,800,000 Triple Flag shares at an exercise price of $9.11 per Triple Flag Share. In connection with the closing, Triple Flag paid $86.7 million issued 45,097,390 common shares to all former Maverix shareholders and incurred $5.8 million of transaction costs. The transaction was recorded during the first quarter of 2023. Following the completion of the acquisition, Maverix Metals Inc. became a wholly-owned subsidiary of Triple Flag.

The transaction has been accounted for as an asset acquisition on January 19, 2023, with mineral interests of $587.8 million. The significant cash flowing mineral interests are described and disclosed in Note 8 of the Interim Financial Statements. The other net assets acquired in the transaction included cash and cash equivalents, amounts receivable, prepaid gold interests and loans receivable of approximately $68.9 million, amounts payable and other liabilities, lease liabilities and income tax payable of $11.9 million. The other liabilities included change of control under the terms of Maverix’s employment agreements.

Operating Assets – Performance

Our business is organized into a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Asset Performance — Streams and related assets (producing)

1.	Cerro Lindo (Operator: Nexa Resources S.A.)

Under the stream agreement with Nexa Resources S.A (“Nexa”), we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. As at March 31, 2023, 12.9 million ounces of silver had been delivered under the stream agreement with Nexa since inception.

For the three months ended March 31, 2023, we sold 629,662 of the 658,587 ounces of silver delivered under the agreement, a 26% increase from the ounces of silver sold for the same period in the prior year, driven by higher deliveries. GEOs sold were 7,394 for the three months ended March 31, 2023, compared to 6,580 for the same period in the prior year, driven by higher deliveries.

2.	RBPlat PGM Operations (Operator: Royal Bafokeng Platinum Limited)

Under the stream agreement with Royal Bafokeng Platinum Limited (“RBPlat”), we receive 70% of the payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter on the RBPlat PGM Operations. As at March 31, 2023, 23,292 ounces of gold had been delivered under the stream agreement with RBPlat since inception. For the three months ended March 31, 2023, we sold the 1,536 ounces of gold delivered by RBPlat under the stream agreement, a 31% decrease from the ounces delivered and sold for the same period in the prior year. The decrease in metal sales was driven by lower deliveries. GEOs sold were 1,521 for the three months ended March 31, 2023, compared to 2,254 for the same period in the prior year.

3.	Altan Tsagaan Ovoo (“ATO”) (Operator: Steppe Gold)

Under the stream agreement with Steppe Gold, we receive 25% of the payable gold until 46,000 ounces of gold have been delivered and thereafter 25% of payable gold subject to an annual cap of 7,125 ounces, and 50% of the payable silver until 375,000 ounces of silver have been delivered and thereafter 50% of payable silver subject to an annual cap of 59,315 ounces produced from the ATO mine in Mongolia. As at March 31, 2023, 20,857 ounces of gold and 40,628 ounces of silver had been delivered under the stream agreement with Steppe Gold since inception.

For the three months ended March 31, 2023 we sold the 3,217 ounces of gold and 397 ounces of silver delivered to the Company under stream and related agreements, compared to the 368 ounces of gold and 3,097 ounces of silver sold for the same period in the prior year, respectively. GEOs sold were 3,233 for the three months ended March 31, 2023, compared to 410 for the same period in the prior year.

4.	Northparkes (Operator: China Molybdenum Co., Ltd)

Under the stream agreement with China Molybdenum Co., Ltd (“CMOC”), we receive 54% of the payable gold until an aggregate of 630,000 ounces have been delivered and thereafter 27% of payable gold, and 80% of the payable silver produced until an aggregate of 9 million ounces of silver have been delivered to us, and 40% of the payable silver thereafter for the remainder of the life of the mine. As at March 31, 2023, 30,883 ounces of gold and 554,887 ounces of silver had been delivered under the stream agreement with CMOC since inception.

For the three months ended March 31, 2023, we sold the 2,273 ounces of gold and 45,300 ounces of silver delivered to the Company. This compares to 2,037 ounces of gold and 43,557 ounces of silver delivered and 3,225 ounces of gold and 43,557 ounces of silver sold for the same period in the prior year. GEOs sold were 2,746 for the three months ended March 31, 2023 compared to 3,660 for the same period in the prior year.

5.	Buriticá (Operator: Zijin Mining Group Co.)

Under the stream agreement with Zijin Mining Group Co., we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

For the three months ended March 31, 2023, we sold the 128,240 ounces of silver delivered under the agreement, a 22% increase from the same period in the prior year. GEOs sold were 1,478 for the three months ended March 31, 2023, compared to 1,337 for the same period in the prior year.

6.	Renard (Operator: Stornoway Diamond Corporation)

Under the stream agreement with Stornoway Diamond Corporation we receive 4% of payable carats over the life of the asset.

For the three months ended March 31, 2023, there were 17,922 diamond carats attributable to the Company under the agreement, a 10% increase from the same period in the prior year. GEOs sold were 1,130 for the three months ended March 31, 2023, compared to 1,248 for the same period in the prior year, largely driven by a higher ratio of gold prices to diamond prices, partially offset by a higher volume of payable carats.

7.	Moss (Operator: Elevation Gold Mining Corporation)

Pursuant to the Maverix acquisition, the Company acquired a silver stream on the Moss Mine, located in Arizona, USA. Under the agreement we receive 100% of payable silver produced from the Moss mine until 3.5 million ounces have been delivered under the agreement and 50% thereafter. As at March 31, 2023, 0.9 million ounces of silver had been delivered under the stream agreement since inception.

For the three months ended March 31, 2023, we sold 706 ounces of gold and 71,286 ounces of silver delivered to the Company under stream and related agreements, resulting in GEOs of 1,583 sold.

Asset Performance — Royalties (Producing)

1.	Fosterville Gold Mine (Operator: Agnico Eagle Mines Limited, effective February 8, 2022)

We own a 2% NSR royalty interest in Agnico Eagle Mines Limited’s (“Agnico Eagle") Fosterville mine in Australia. On April 27, 2023, Agnico Eagle reported first quarter 2023 results. For the three months ended March 31, 2023, Fosterville milled 148,000 tonnes of ore at an average grade of 18.55 g/t Au resulting in gold production of 86,558 ounces. From February 8, 2022 to March 31, 2022, Fosterville milled 91,000 tonnes of ore at an average grade of 28.13 g/t Au resulting in gold production of 81,827 ounces.

GEOs earned were 890 for the three months ended March 31, 2023, compared to 2,168, for the prior year.

2.	Beta Hunt (Operator: Karora Resources Inc.)

Pursuant to the Maverix acquisition, the Company acquired 3.25% GRR and 1.5% NSR royalties on all gold production and aggregate 1.5% NSR royalties on all Nickel production from the Beta Hunt mine, located in Australia. GEOs earned were 971 for the three months ended March 31, 2023.

3.	Young-Davidson Gold Mine (Operator: Alamos Gold Inc.)

We own a 1.5% NSR royalty interest in Alamos Gold Inc.’s (“Alamos Gold”) Young-Davidson mine in Canada. On April 26, 2023, Alamos Gold reported first quarter 2023 results. For the three months ended March 31, 2023, Young-Davidson processed 701,954 tonnes of ore at an average grade of 2.22 g/t Au and a recovery of 90%, resulting in gold production of 45,000 ounces, a 13% decrease from the same period in the prior year.

GEOs earned were 627 for the three months ended March 31, 2023, compared to 813 for the same period in the prior year.

Financial Assets

The following table summarizes other financial assets as at March 31, 2023 and December 31, 2022:

($ thousands)	As at March 31, 2023	As at December 31, 2022
Investments[1]	$9,461	$5,372
Prepaid gold interest – Steppe Gold[2]	1,980	4,534
Prepaid gold interests – Auramet Capital Partners[3]	43,784	-
Prepaid gold interests – Elevation Gold Mining[4]	1,009	-
Total financial assets	56,234	9,906

1            Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, the fair value of the warrants is classified as level 2 because one or more of the significant inputs are based on observable market data, and the fair value of the private equity investments is classified as level 3 of the fair value hierarchy because the relevant observable inputs are not available. Refer to Note 12 of the Interim Financial Statements for additional details.

2            On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that will be delivered by Steppe Gold by June 20, 2023. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and fair value is calculated based on the London Bullion Market Association PM fix on the last trading day of the quarter.

3            On January 19, 2023, as part of the Maverix acquisition, the Company acquired a prepaid gold interest agreement with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”), to acquire a prepaid gold interest and enter into a long-term strategic partnership. The contract requires Auramet to deliver 1,250 ounces of gold plus an amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shares to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On and after ten years and 50,000 ounces of gold have been delivered to Triple Flag (since inception), Auramet shall have the option to terminate the stream for a cash payment of $5.0 million less certain cash flows related to the gold deliveries.

4            On January 19, 2023, as part of the Maverix acquisition, the Company also acquired a prepaid gold interest agreement with Elevation Gold Mining (“Elevation”). Under the agreement, Elevation will make quarterly deliveries to the Company of certain amounts of gold, as well as gold ounces equivalent to $1 million at the time of delivery. The Company will make ongoing payments equal to 5% of the spot gold price at the time of delivery for each ounce delivered. The agreement terminates on June 28, 2023.

For the three months ended March 31, 2023, the Company recognized a gain of $3.7 million (2022: $0.7 million loss) as a result of changes in fair value of financial assets.

Financial Condition and Shareholders’ Equity Review

Summary Balance Sheet

The following table presents summarized consolidated balance sheet information as at March 31, 2023 and December 31, 2022:

($ thousands)	As at March 31, 2023	As at December 31, 2022
Cash and cash equivalents	$21,712	$71,098
Other current assets	47,503	19,509
Non-current assets	1,855,202	1,246,424
Total assets	$1,924,417	$1,337,031

Current liabilities	$11,196	$12,586
Long-term debt	80,000	-
Other non-current liabilities	7,270	5,966
Total liabilities	98,466	18,552
Total shareholders’ equity	1,825,951	1,318,479
Total liabilities and shareholders’ equity	$1,924,417	$1,337,031

Total assets were $1,924.4 million as at March 31, 2023, compared to $1,337.0 million as at December 31, 2022. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally include cash and cash equivalents, receivables, metal inventory and financial assets. The increase in total assets from December 31, 2022 was largely driven by the mineral interests acquired pursuant to the Maverix acquisition.

Total liabilities were $98.5 million as at March 31, 2023, compared to $18.6 million as at December 31, 2022. The increase in total liabilities largely related to the net drawdown from the Credit Facility to partially fund the Maverix acquisition, net of subsequent repayments. Total liabilities consist largely of long-term debt, amounts payable and accrued liabilities, deferred tax liabilities and lease obligations. For information about the Credit Facility, see “Liquidity and Capital Resources” below.

Total shareholders’ equity as at March 31, 2023 was $1,826.0 million, compared to $1,318.5 million as at December 31, 2022. The increase in shareholders’ equity largely reflects additional equity issued pursuant to the Maverix acquisition and income generated during the period net of dividends paid.

Shareholders’ Equity

As at March 31, 2023	Number of shares
Common shares	200,802,144

As at December 31, 202	Number of shares
Common shares	155,685,593

In November, 2022, in connection with the NCIB, the Company entered into an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. On March 31, 2023, the Company instructed the designated broker to make purchases under the ASPP for up to 9,186 shares each day during the period April 3, 2023 to May 11, 2023. The Company has recorded a liability of $3.9 million reflecting the obligation to purchase shares under ASPP. For the three months ended March 31, 2023, the Company purchased 191,206 of its common shares under the NCIB for $2.6 million.

As at May 9, 2023, 202,602,660 common shares are issued and outstanding and stock options are outstanding to purchase a total of 5,015,773 common shares.

For the three months ended March 31, 2023, we declared and paid dividends in United States dollars totaling $10.0 million (2022: $7.4 million). For the three months ended March 31, 2023, no shares were issued from treasury for participation in the Dividend Reinvestment Plan.

Results of Operations Review

Condensed Consolidated Statements of Income

Three months ended March 31, 2023 compared to three months ended March 31, 2022

The following table presents summarized consolidated statements of income information for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
($ thousands except share and per share information)	2023	2022
Revenue	$50,269	$37,755
Cost of sales	27,395	16,211
Gross profit	22,874	21,544

General administration costs	5,830	4,075
Business development costs	1,574	148
Sustainability initiatives	118	140
Operating income	15,352	17,181

Gain on disposition of mineral interest	-	2,099
Increase (decrease) in fair value of financial assets	3,653	(658)
Finance costs, net	(1,308)	(537)
Other income	158	-
Foreign currency translation gain (loss)	45	(53)
Other income	2,548	851
Earnings before income taxes	17,900	18,032
Income tax expense	(1,366)	(2,143)
Net earnings	$16,534	$15,889
Weighted average shares outstanding – basic	191,778,186	156,027,311
Weighted average shares outstanding – diluted	192,405,036	156,027,311
Earnings per share – basic and diluted	$0.09	$0.10

Three months ended March 31, 2023 compared to three months ended March 31, 2022

Revenue was $50.3 million, a quarterly record, an increase of 33% from $37.8 million for the same period in the prior year largely due to $13.2 million revenue from streams, royalties and related interests acquired pursuant to the Maverix acquisition, $5.8 million higher revenue due to higher volume from streams and related interests, and $0.2 million higher revenue due to higher gold prices, partially offset by $4.4 million lower revenue from royalties, $1.9 million lower revenue due to lower silver prices and $0.4 million lower revenue due to lower diamond prices. Higher revenue from streams and related interests was largely driven by higher deliveries from Cerro Lindo and ATO, partially offset by lower deliveries from RBPlat and Northparkes. Lower revenue from royalties was driven by lower attributable ounces from Fosterville.

Market gold price and gold sales volume for our streams were $1,890 per ounce and 6,182 ounces, respectively, compared to $1,877 per ounce and 5,936 ounces, respectively, in the prior year. Market silver price and silver sales volume were $22.55 per ounce and 941 thousand ounces, respectively, compared to $24.01 per ounce and 655 thousand ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under the stream agreement, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $27.4 million (including depletion) from streams and related interests and royalties, compared to $16.2 million (including depletion) from streams and royalties for the same period in the prior year. The increase in cost of sales for the three months ended March 31, 2023 was largely due to cost of sales associated with streams, royalties and related interests acquired pursuant to the Maverix acquisition and cost of sales associated with higher metal deliveries from streams and related interests, partially offset by lower cost of sales due to lower attributable ounces from royalties.

Gross profit was $22.9 million, an increase of 6% from $21.5 million for the same period in the prior year. The increase was largely driven by gross profit from newly acquired assets pursuant to the Maverix acquisition, higher gross profit from the ATO stream due to higher deliveries, partially offset by lower gross profit from Northparkes due to lower deliveries and from Fosterville due to lower attributable ounces.

General administration costs were $5.8 million, compared to $4.1 million for the same period in the prior year. Higher costs for the three months ended March 31, 2023 were largely due to higher employee costs and higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs relating to an increase in the number of directors and the US listing, and higher professional services as we continued to grow the business.

Business development costs were $1.6 million, compared to $0.1 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Sustainability initiatives represent costs incurred to acquire carbon offsets to counter our carbon footprint, which consists of not only the greenhouse gas emissions associated with our direct business activities, but also includes our share of emissions associated with production of our attributable metals by our counterparties, to the point of saleable metals. Sustainability initiatives also include partial funding of a bursary program in South Africa, community investments around Northparkes, and various social initiatives including donations and administration costs relating to the ESG program. For the three months ended March 31, 2023, expenditures on various sustainability initiatives were $118 thousand, compared to $140 thousand for the same period in the prior year.

Gain on disposition of mineral interests of $2.1 million in 2022 represents the gain on the Talon Royalty Buydown.

Increase in fair value of financial assets for the three months ended March 31, 2023 represents change in the fair value of prepaid gold interests and in the fair value of our equity investments.

Finance costs, net were $1.3 million, compared to $0.5 million for the same period in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned. Higher finance costs were driven by interest charges on a higher drawn balance of the Credit Facility.

Income tax expense was $1.4 million, compared to $2.1 million for the same period in the prior year. The decrease in income tax expense was driven by sales mix as well as tax recovery associated with increased general administration costs and business development costs.

Net earnings were $16.5 million, compared to $15.9 million for the same period in the prior year. Higher net earnings in 2023 were driven by higher gross profit, higher fair value of financial assets and lower income taxes, partially offset by higher general administration costs, business development costs and finance costs. Net earnings for the same period in the prior year included a gain of $2.1 million on disposition of mineral interests.

Condensed Statements of Cash Flows

Three months ended March 31, 2023 compared to three months ended March 31, 2022

The following table presents summarized consolidated statements of cash flow information for the three months ended March 31, 2023 and March 31, 2022:

	Three months ended March 31
($ thousands)	2023	2022
Operating cash flow before working capital and taxes	$38,591	$31,432
Income taxes paid	(1,226)	(1,670)
Change in working capital	1,505	(3,403)
Operating cash flow	38,870	26,359
Net cash used in investing activities	(155,245)	(727)
Net cash from (used in) financing activities	66,987	(8,215)
Effect of exchange rate changes on cash and cash equivalents	2	43
(Decrease) Increase in cash during the period	(49,386)	17,460
Cash and cash equivalents at beginning of period	71,098	40,672
Cash and cash equivalents at end of period	$21,712	$58,132

Three months ended March 31, 2023 compared to three months ended March 31, 2022

Operating cash flow was $38.9 million, a quarterly record, an increase of 47% from $26.4 million for the same period in the prior year. The increase was due to higher operating cash flow before working capital and taxes, higher working capital adjustments and lower net cash taxes paid. Operating cash flow before working capital and taxes was $38.6 million, an increase of 23% from $31.4 million for the same period in the prior year. The increase was driven by higher cash flows from streams and related interests, partially offset by lower cash flows from royalties and higher general administration and business development costs.

Net cash used in investing activities was $155.2 million for the three months ended March 31, 2023, compared to $0.7 million for the same period in the prior year. Net cash used in investing activities in the three months ended March 31, 2023, largely included $146 million net cash outflows pursuant to the Maverix acquisition, and $8.5 million of long-term loans. Net cash used in investing activities for the same period in the prior year largely included $8.9 million of funding for the Beaufor royalty acquisition and $2.3 million for a strategic investment, partially offset by $4.5 million received for the Talon Royalty Buydown, proceeds of $3.0 million for the disposition of 5,000,000 Talon Shares and $3.3 million for the disposition of 6,444,786 GoldSpot shares.

Net cash from financing activities was $67.0 million for the three months ended March 31, 2023, compared to $8.2 million net cash used in financing activities for the same period in the prior year. Net cash from financing activities for the three months ended March 31, 2023, largely consisted of $110 million drawdowns from the Credit Facility to fund the Maverix acquisition, Credit Facility repayments of $30 million, dividend payments of $10 million, $2.6 million paid to purchase shares under the NCIB, as well as interest payments of $1.1 million. Net cash used in financing activities for the same period in the prior year largely consisted of dividend payments of $7.4 million, interest payments of $0.5 million and $0.2 million paid to purchase shares under the NCIB program.

Liquidity and Capital Resources

As of March 31, 2023, our cash and cash equivalents were $21.7 million, compared to $71.1 million as at December 31, 2022. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and related interests and royalty assets, general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements and payment of dividends and share repurchases under the NCIB for the next twelve months and beyond.

Credit Facility

The Company currently has a Credit Facility of $500 million with an additional uncommitted accordion of up to $200 million for a total availability of up to $700 million, maturing on August 30, 2026. As at March 31, 2023, the Credit Facility balance was $80 million reflecting the drawdowns related to the Maverix acquisition, net of subsequent repayments.

Finance costs relating to the Credit Facility for the three months ended March 31, 2023 were $1.9 million, including amortization of debt issuance costs and standby fees. This compares to finance costs of $0.8 million for the three months ended March 31, 2022, including interest charges, amortization of debt issuance costs and standby fees. The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at March 31, 2023, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalty assets.

Quarterly Information1, 2

	2023	2022				2021
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
IFRS measures:
Cash and cash equivalents	21,712	71,098	82,703	74,431	58,132	40,672	26,705	11,719
Total assets	1,924,417	1,337,031	1,325,499	1,318,244	1,311,462	1,303,409	1,297,722	1,306,368
Revenue	50,269	43,886	33,754	36,490	37,755	36,990	37,126	40,939
Net earnings	16,534	15,460	12,815	10,922	15,889	13,381	5,128	18,339
Earnings per share (basic and diluted)	0.09	0.10	0.08	0.07	0.10	0.09	0.03	0.13
Operating cash flow	38,870	36,721	25,356	29,940	26,359	28,997	29,455	32,754
Operating cash flow per share	0.20	0.24	0.16	0.19	0.17	0.19	0.19	0.23

Non-IFRS measures[3]:
GEOs	26,599	25,428	19,523	19,507	20,113	20,605	20,746	22,537
Adjusted Net Earnings	13,516	17,429	13,258	14,854	15,471	13,409	13,714	16,650
Adjusted Net Earnings per share	0.07	0.11	0.09	0.10	0.10	0.09	0.09	0.12
Adjusted EBITDA	37,090	33,848	26,054	28,144	30,457	28,880	29,549	34,959

Average gold price[4]	1,890	1,726	1,729	1,871	1,877	1,795	1,790	1,816
Average silver price[5]	22.55	21.17	19.23	22.60	24.01	23.33	24.36	26.69

1.	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.
2.	Sum of all the quarters may not add up to the annual total due to rounding.
3.	GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
4.	Based on the LBMA PM fix.
5.	Based on the LBMA fix.

In the first quarter of 2023 we completed the Maverix acquisition and generated record revenues. In the fourth quarter of 2022, we increased our NSR royalty on Nevada Copper’s open pit project, provided remaining funding for the Nevada Copper gold and silver stream and acquired the royalty on the Thunder Bay North Project. In the third quarter of 2022, we listed our shares on the New York Stock exchange and acquired the Steppe Gold Prepaid Gold Interest and in the second quarter of 2022, we acquired the Sofia NSR royalty. In the first quarter of 2022, we acquired the Beaufor royalty. In the fourth quarter of 2021, we completed the Chilean royalty acquisition for $4.9 million. In the third quarter of 2021, we repaid the remaining balance on our Credit Facility, and paid our inaugural dividend. In the second quarter of 2021, we successfully completed our IPO and paid down the majority of our Credit Facility.

Commitments and Contingencies

From time to time, we may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

As of March 31, 2023, we had significant commitments to make per-ounce cash payments for precious metals, copper and diamonds pursuant to the terms of the metals purchase and sale agreements, as detailed in the following table:

	Commodity	Inception date	Unit	Attributable volume purchased	Per unit cash payment	Term
Stream Interests
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
ATO	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
ATO	Silver	Aug. 11, 2017	Ounce	50%[3]	17% of spot	Life of mine
Renard	Diamond	Nov. 29, 2017	Carat	4%	Lesser of 40% of achieved sales price or $40	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[5]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[6]	5% of spot	Life of mine
RBPlat	Gold	Jan. 23, 2020	Ounce	70%[7]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[8]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[8]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023[9]	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023[9]	Ounce	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan 19, 2023[9]	Ounce	25%	25% of spot	Life of mine
Moss	Silver	Jan 19, 2023[9]	Ounce	100%[10]	20% of spot	Life of mine

Prepaid interests
Auramet	Gold	Jan 19, 2023[9]	Ounce	1,250 ounces plus 2% of dividends paid[11]	16% of spot	Until certain commercial conditions are achieved[12]
Elevation	Gold	Jan 19, 2023[9]	Ounce	Gold equivalent of $1 million plus certain fixed amounts of gold per quarter	5% of spot	Until Jun. 28, 2023

1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter 50% of silver subject to an annual cap of 59,315 ounces.
4.	Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.
5.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.
6.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
7.	70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.
8.	54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.
9.	Acquired pursuant to the Maverix acquisition
10.	100% of payable silver production from Moss until 3.5 million ounces have been delivered and 50% thereafter.
11.	Amount of gold that is equivalent to the value of all dividends distributed by Auramet International LLC on 2% of its shares.
12.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold

Investments in Stream and Royalty Interests

As of March 31, 2023, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)	Payments	Triggering Event
AuRico Metals Inc.	Kemess Project	$10 million	Positive construction decision
		$10 million	1st anniversary
		$12.5 million	2nd anniversary
		$12.5 million	3rd anniversary
Nevada Copper Inc.	Tedeboy Area	$5 million	Payment contingent upon commencement of commercial production
Stornoway Diamond Corporation	Renard	C$2.6 million	Working capital funding request initiated from Stornoway
DS McKinnon Holdings Limited	Hemlo	C$50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.	Eagle River	C$50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Clean Air Metals Inc.	Thunder Bay North	C$5 million[1]	Payment contingent upon certain commercial conditions
Coeur Mining, Inc.	Silvertip[2]	Payment of deferred equity consideration	Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Newmont Corporation	Portfolio of royalties[2]	Up to $15 million	Payment contingent upon achievement of certain production milestones
Barrick Gold Corporation	Portfolio of royalties[2]	Up to $10 million	Payment contingent upon certain commercial conditions

[1]	Funded subsequent to March 31, 2023
[2]	Acquired pursuant to the Maverix acquisition.

The commitments which are noted in the table above are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Lease[1]	$282	$799	$632	$597	$2,310
Lease interest[1]	111	180	114	35	440
Debt repayments[2]	-	-	80,000	-	80,000
Debt interest	5,452	10,875	2,264		18,591
Standby charges	1,658	3,308	689	-	5,655
	$7,503	$15,162	$83,699	$632	$106,966

1.	We are committed to minimum amounts under long-term lease agreements for office space.
2.	Represents the Credit Facility, which matures on August 30, 2026. Subsequent to the quarter-end, the Company has repaid $20 million under the Credit Facility, leaving $60 million drawn.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under ‘‘Contractual Obligations and Commitments’’.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 20 to the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

Overview

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of those often competing priorities.  The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. To achieve this, we:

•	Identify, assess and communicate our key risks;
•	Integrate risk management into strategic priorities and plans;
•	Incorporate procedures for managing risk into our decision-making processes so that we mitigate risks and minimize the uncertainty of achieving our objectives;
•	Combine careful due diligence, legal, financial and commercial structuring and oversight to identify, assess and manage risks on new deals and for existing assets in the portfolio;
•	Maintain a structure to manage risk effectively and in a manner that seeks to maximize value creation;
•	Monitor relevant controls on an ongoing basis to assess their effectiveness and ensure that they are complied with; and
•	Provide assurance to the Chief Executive Officer (“CEO”) and the Audit & Risk Committee of the Board of Directors on the effectiveness of key control activities on a regular basis.

Key Risk Factors

•	Fluctuations in commodity prices;
•	Passive nature of our investments – we have limited to no control over the operation of the properties in which we hold an interest, or an operator’s failure to perform or decision to cease or suspend operations;
•	Our inability to control the budgeting, forecasting and planning capabilities of our portfolio asset mining partners requires us to apply judgment to compensate for potential biases in establishing forward-looking outlooks as we seek to set guidance for our investors;
•	Revenue concentration – a significant portion of our revenue comes from a small number of operating properties within our portfolio, and adverse developments at these properties could have a more significant or lasting impact;
•	The impact of global financial conditions such as inflation and changes in U.S. dollar interest rates;
•	Our liquidity profile, including level of indebtedness;
•	Changes in governments, the intervention of governments, or other political or economic developments in the jurisdictions in which we do or may in the future carry on business;
•	Changing or increasing regulatory requirements, including increasing taxes or other measures;
•	Our ability to maintain appropriate internal control over financial reporting and disclosure; and
•	Our reliance on information and plans, including mine plans, from counterparties that are based on estimates, including mineral reserves and resources.
•	Geopolitical instability

For additional information about these risks and others, see the “Risk Factors” section of the Company’s most recent AIF available from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Also see the “Cautionary Statement on Forward-Looking Information” in this MD&A.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Committee of Sponsoring Organizations (COSO) of the Treadway Commission 2013 Framework.

Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting

On January 19, 2023, the Company acquired all of the common shares of Maverix and commenced consolidating the assets, liabilities and results of operations of Maverix in its financial reporting. Management has determined to limit the scope of the design and evaluation of the Company’s internal control over financial reporting to exclude the controls, policies and procedures of Maverix, the results of which are included in the consolidated financial statements of the Company for the three months ended March 31, 2023. This scope limitation is in accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, which allows an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The scope limitation is primarily based on the time required to assess Maverix’s controls, policies and procedures in a manner consistent with the Company’s other operations. Commencing January 1, 2024, Maverix will be included in the scope of the design and evaluation of the Company’s internal control over financial reporting.

The operations of Maverix represented 26% and 28% of the Company’s consolidated revenues and net earnings respectively for the three months ended March 31, 2023 and represented 34% and 3% of the Company’s consolidated assets and liabilities respectively as at March 31, 2023. The table that follows presents a summary of financial information for Maverix.

($ thousands)	Three months ended March 31, 2023
Revenue	13,173
Net earnings	4,608

($ thousands)	As at March 31, 2023
Current assets	18,453
Non-current assets	627,353
Current liabilities	2,281
Non-current assets	441

There was no change in the Company’s internal controls over financial reporting that occurred during the three months ended March 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board under the historical cost convention, as modified by revaluation of certain financial assets. Our significant accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, which are included in Note 5 to the Annual Financial Statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 3 to the Annual Financial Statements.

Non-IFRS Financial Performance Measures

Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure:

	Three months ended March 31
($ thousands, except average gold price and GEOs information)	2023	2022
Revenue	50,269	37,755
Average gold price per ounce	1,890	1,877
GEOs	26,599	20,113

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share

Adjusted net earnings (loss) is a non-IFRS financial measure, which excludes the following from net earnings (loss):

•	impairment charges
•	gain/loss on sale or disposition of assets/mineral interests
•	foreign currency translation gains/losses
•	increase/decrease in fair value of financial assets
•	non-recurring charges; and
•	impact of income taxes on these items

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings (loss) is a useful measure of our performance because impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets and non-recurring charges (such as IPO readiness costs) do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings (loss) enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. We have revised our Adjusted Net Earnings measure to exclude adjustments for non-cash cost of sales related to prepaid gold interests. This adjustment will result in a more meaningful measure of Adjusted Net Earnings for investors and analysts to assess our current operating performance. Adjusted net earnings (loss) is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended March 31
($ thousands, except share and per share information)	2023	2022
Net earnings	$16,534	$15,889
Gain on disposal of mineral interests	-	(2,099)
Foreign currency translation (gains) losses	(45)	53
(Increase) decrease in fair value of financial assets	(3,653)	658
Income tax effect	680	970
Adjusted net earnings	$13,516	$15,471
Weighted average shares outstanding – basic	191,778,186	156,027,311
Net earnings per share	$0.09	$0.10
Adjusted net earnings per share	$0.07	$0.10

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of financial assets or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS measure:

	Three months ended March 31
($ thousands)	2023	2022
Operating cash flow	$38,870	$26,359
Acquisition of other assets	-	-
Free cash flow	$38,870	$26,359

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense
•	finance costs, net
•	depletion and amortization
•	impairment charges
•	gain/loss on sale or disposition of assets/mineral interests
•	foreign currency translation gains/losses
•	increase/decrease in fair value of financial assets;
•	non-cash cost of sales related to prepaid gold interests; and
•	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets, non-cash cost of sales related to prepaid gold interests and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended March 31
($ thousands)	2023	2022
Net earnings	$16,534	$15,889
Finance costs, net	1,308	537
Income tax expense	1,366	2,143
Depletion and amortization	16,020	13,276
Gain on disposal of mineral interests	-	(2,099)
Foreign currency translation (gain) loss	(45)	53
(Increase) decrease in fair value of financial assets	(3,653)	658
Non-cash cost of sales related to prepaid gold interests	5,560	-
Adjusted EBITDA	$37,090	$30,457

Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and use asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS measure:

	Three months ended March 31
($ thousands except Gross profit margin and Asset margin)	2023	2022
Revenue	$50,269	$37,755
Cost of sales	27,395	16,211
Gross profit	22,874	21,544
Gross profit margin	46%	57%
Gross profit	$22,874	$21,544
Add: Depletion	15,928	13,179
Add: Non-cash cost of sales related to prepaid gold interests	5,560	-
	44,362	34,723
Revenue	50,269	37,755
Asset margin	88%	92%

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s most recent AIF, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag’s stream and royalty interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this report is not incorporated by reference in, and does not form part of, this report.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A include, but are not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and those developments at certain of the mines, projects or properties that underlie the Company’s interest, strengths, characteristics and expected benefits and synergies of the acquisition of Maverix Metals Inc., and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs). Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, and strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking statements contained in this MD&A are also based upon the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed AIF which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For clarity, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.